Exhibit 99.1

YM BIOSCIENCES REPORTS THIRD QUARTER 2007 OPERATIONAL AND FINANCIAL RESULTS

MISSISSAUGA, Canada - May 11, 2006 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today reported operational and financial results for the third quarter of fiscal 2007, ended March 31, 2007.

“The quarter started with the unfortunate termination of our tesmilifene trial, but continued with the advancement of our other two late-stage products, announcing subsequent to the end of the quarter that our AeroLEF™ phase IIb trial had met its primary endpoint and making progress with nimotuzumab on several fronts within a global group of licensees,” said David Allan, Chairman and CEO of YM BioSciences. “We maintain a solid financial position and remain committed to evaluating additional assets to enhance our product pipeline while ensuring clinical momentum is sustained with our lead products.”

Nimotuzumab:
•
During the quarter, global development of nimotuzumab through a number of licensees and the licensor of the drug continued in multiple tumour types, including pediatric and adult glioma, pancreatic cancer, prostate cancer, non-small cell lung cancer, esophageal cancer, cervical cancer, and breast cancer.

•
Daiichi Sankyo Co., Ltd., the Japanese licensee of nimotuzumab, filed and subsequent to the end of the quarter obtained the approval by Japanese regulatory authorities of an IND application to start a Phase I clinical trial of nimotuzumab for the treatment of solid tumours.

•	Enrollment is expected to be completed during the first half of 2007 in a Phase III trial of nimotuzumab as first-line therapy in pediatric pontine glioma being conducted by Oncoscience AG in Germany.
•	YM is in the planning stages of a Phase II study in the same indication in the United States and Canada.
•	YM anticipates filing an IND for a Phase II trial evaluating nimotuzumab in colorectal cancer in the immediate future.

AeroLEF™:
•
Subsequent to the end of the quarter, YM announced that AeroLEF™ had met the primary endpoint in its randomized, placebo-controlled Phase IIb trial enrolling opioid-naïve patients with post-operative pain following orthopedic surgery. AeroLEF™ demonstrated a statistically significant difference in pain relief and pain intensity to placebo (p=0.0194).

•	The results of this study will inform the design of YM’s planned Phase II trial for the U.S., for which an IND will be filed shortly, as well as the design of the eventual Phase III trial.

Tesmilifene:
•
In January 2007, the Data Safety Monitoring Board (DSMB) overseeing the ‘DEC’ Phase III pivotal trial of tesmilifene in combination with epirubicin and cyclophosphamide for the treatment of rapidly progressing metastatic breast cancer completed the third planned interim analysis. Evaluating data that included 351 patient events, the DSMB advised the Company that, although there were no safety concerns and that the trial was well conducted, it was highly unlikely to meet its primary efficacy endpoint. Accordingly, YM terminated the trial.

Financial Results (CDN dollars)
Total revenue for the quarter ended March 31, 2007 was $2.0 million compared to $0.7 million for the same period last year. Total revenue for the first nine months of the 2007 fiscal year was $5.7 million compared to $1.5 million for the first nine months of the corresponding period last fiscal year. Revenue increased as a result of two out-licensing agreements entered into since March 31, 2006 and from increased interest income due to higher cash balances. The larger out-licensing agreement, signed with Daiichi Pharmaceutical Co., Ltd. in July 2006, for the commercial rights to nimotuzumab for the Japanese market included a non-refundable up-front payment from Daiichi to the Company of $14.6 million, net of withholding tax. The gross amount of this initial license fee has been recorded as deferred revenue and is being recognized over the estimated period of collaboration required.

Total operating expenditures for the quarter ended March 31, 2007 were $10.9 million, which included a $1.8 million non-cash write-off of an intangible asset, compared to $6.6 million for the same period last year. Total expenditures for the first nine months of the 2007 fiscal year were $31.0 million compared to $18.8 million for the first nine months of the corresponding period last year. General and administrative expenses for the third quarter were $1.7 million and for the first nine months were $5.6 million compared with $1.9 million and $4.6 million respectively for the same periods in the prior year. Licensing and product development expenses for the third quarter were $7.3 million and for the first nine months were $23.6 million compared to $4.7 million and $14.3 million respectively for the same periods in the prior year.

The increases resulted primarily from increased salaries and bonuses due to the addition of employees since May 2006. Also during the quarter, the Company incurred expenses with respect to the termination of several executives in February 2007. Total amortization with respect to intangible assets totaled $0.4 million for the quarter compared to $0.3 million for the same period in the prior year. Year-to-date intangible amortization charges ended March 31, 2007 totaled $1.7 million compared to $0.8 million for the same period in fiscal 2006.

Costs associated with development activities for nimotuzumab decreased by $0.8 million for the quarter ended March 31, 2007 compared with the third quarter of fiscal 2006. For the nine months ended March 31, 2007, costs increased by $2.4 million over the corresponding period in fiscal 2006 as a result of additional pre-clinical and clinical studies being conducted in fiscal 2007 compared to fiscal 2006.

Costs associated with development activities for AeroLEF™ increased by $0.3 million for the quarter ended and by $0.6 million for the nine months ended March 31, 2007 over the respective corresponding periods in fiscal 2006 due to additional costs associated with the phase IIb clinical trial.

Costs related to development activities for tesmilifene for the three month period ended March 31, 2007 increased to $2.9 million compared to $2.7 million for the comparable period last year. Current costs for the quarter mainly pertained to closing down the Phase III trial of tesmilifene and the settlement of holdback amounts from the original contract of the trial. Year-to-date costs decreased to $6.8 million compared to $8.7 million for the same period in the prior year, as a result of reduced costs associated with the Phase III clinical trial.

On February 1, 2007, the Company recorded an impairment for the unamortized portion of the workforce intangible asset that was acquired in the Eximias acquisition on May 9, 2006. After the termination of the Phase III trial of tesmilifene, management re-evaluated the workforce intangible and determined it to be impaired based on an analysis of the carrying value and projected future cash flows of the asset. This resulted in a non-cash charge of $1.8 million, the net book value of the asset on the day of impairment.

Net loss for the fiscal third quarter of 2007 was $8.9 million and for the year to date was $27.0 million compared to $5.8 million and $17.2 million respectively for the same periods last year.

As at March 31, 2007 the Company had cash, cash equivalents and short-term deposits totaling $81.2 million and payables and accrued liabilities totaling $3.7 million compared to $86.0 million and $2.1 million at December 31, 2006 and $88.3 million and $3.7 million at June 30, 2006 respectively.

As at March 31, 2007 the Company had 55,835,356 common shares outstanding. In addition, the Company had 2,380,953 common shares held in escrow for contingent additional payment related to the acquisition of DELEX Therapeutics Inc.; 8,972,277 warrants and 4,442,455 options outstanding.

About YM BioSciences
YM BioSciences Inc. is an oncology company that identifies, develops and commercializes differentiated products for patients worldwide. The Company has two late-stage products: nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR) and is approved in several countries for treatment of various types of head and neck cancer; and AeroLEF™, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
Thomas Fechtner, the Trout Group LLC	James Smith, the Equicom Group Inc.
Tel. +1-212-477-9007 x31	Tel. +1-416-815-0700 x 229
Fax +1-212-460-9028	Fax +1-416-815-0080
Email: tfechtner@troutgroup.com	Email: jsmith@equicomgroup.com

Summary financial statements attached:

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)

	March 31, 2007	June 30, 2006
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents (note 2)	$11,187,001	$2,735,317
Short-term deposits (note 2)	70,029,429	85,606,117
Accounts receivable	576,080	2,214,775
Prepaid expenses	256,288	318,338
	82,048,798	90,874,547
Capital assets	349,397	304,985
Intangible assets (note 4)	5,385,785	8,868,528
	$87,783,980	$100,048,060
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$2,007,284	$2,367,042
Accrued liabilities	1,667,854	1,350,923
Deferred revenue (note 7)	4,641,748	738,297
	8,316,886	4,456,262
Deferred revenue (note 7)	10,165,817	844,275
Shareholders' equity:
Share capital (note 9)	172,921,153	172,771,544
Share purchase warrants (note 6)	4,553,308	4,597,988
Contributed surplus	5,373,719	3,944,492
Deficit accumulated during the development stage	(113,546,903)	(86,566,501)
	69,301,277	94,747,523
Basis of presentation (note 1)
Commitments (note 8)
	$87,783,980	$100,048,060

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations
(Expressed in Canadian dollars)

	Three Months ended March 31,		Nine months ended March 31,		Period from inception on August 17, 1994 to March 31,
	2007	2006	2007	2006	2007
	(Unaudited)		(Unaudited)		(Unaudited)
Revenue (note 7)	$1,175,533	$498,861 $	3,232,357	$966,611	$5,131,512
Interest income	809,174	185,595	2,505,559	510,082	7,395,408
	1,984,707	684,456	5,737,916	1,476,693	12,526,920
Expenses:
General and administrative	1,721,673	1,876,575	5,553,538	4,558,347	34,661,737
Licensing and product development	7,318,303	4,682,093	23,649,274	14,268,746	85,687,188
Impairment	1,829,538	-	1,829,538	-	1,829,538
	10,869,514	6,558,668	31,032,350	18,827,093	122,178,463
Loss before the undernoted	(8,884,807)	(5,874,212)	(25,294,434)	(17,350,400)	(109,651,543)
Gain (loss) on foreign exchange	(44,267)	101,733	(17,193)	117,783	(237,823)
Loss on sale of marketable securities	-	-	-	-	(1,191,329)
Loss before income taxes	(8,929,074)	(5,772,479)	(25,311,627)	(17,232,617)	(111,080,695)
Income taxes	-	-	1,668,775	-	1,676,075
Loss for the period	$(8,929,074)	$(5,772,479) $	(26,980,402)	$(17,232,617)	$(112,756,770)
Basic and diluted loss per common share	$(0.16)	$(0.13) $	(0.48)	$(0.42)
Weighted average number of common shares outstanding, excluding 2,380,953 common shares held in escrow for contingent additional payment related to the Delex acquisition	55,819,986	44,009,338	55,794,483	40,613,971

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Deficit Accumulated During the Development Stage
(Expressed in Canadian dollars)

	Three months ended		Nine months ended		Period from inception on August 17, 1994 to
	March 31,		March 31,		March 31,
	2007	2006	2007	2006	2007
	(Unaudited)		(Unaudited)		(Unaudited)
Deficit, beginning of period	$(104,617,829)	$(72,212,032)	$(86,566,501)	$(60,751,894)	$-
Cost of purchasing shares for cancellation in excess of book value	-	-	-	-	(790,133)
Loss for the period	(8,929,074)	(5,772,479)	(26,980,402)	(17,232,617)	(112,756,770)
Deficit, end of period	$(113,546,903)	$(77,984,511)	$(113,546,903)	$(77,984,511)	$(113,546,903)

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

					Period from
					inception on
					August 17,
	Three months ended		Nine months ended		1994 to
	March 31,		March 31,		March 31,
	2007	2006	2007	2006	2007
	(Unaudited)		(Unaudited)		(Unaudited)
Cash provided by (used in):
Operating activities:
Loss for the period	$(8,929,074)	$(5,772,479)	$(26,980,402)	$(17,232,617)	$(112,756,770)
Items not involving cash:
Amortization of capital assets	27,410	16,151	78,109	41,320	409,791
Amortization of intangible assets	387,104	263,715	1,653,205	760,086	3,060,123
Impairment of intangible asset	1,829,538	-	1,829,538	-	1,829,538
Loss on sale of marketable securities	-	-	-	-	1,191,329
Stock-based employee compensation	440,965	644,676	1,433,550	1,195,417	5,870,112
Stock-based consideration		-	-	100,000	292,750
Warrants-based consideration	-	54,775	-	54,775	54,775
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	1,025,781	442,277	1,700,745	388,507	196,354
Accounts payable, accrued liabilities and deferred revenue	391,221	1,417,075	13,182,165	1,093,402	15,241,060
	(4,827,055)	(2,933,810)	(7,103,090)	(13,599,110)	(84,610,938)
Financing activities:
Issuance of common shares on exercise of warrants	87,500	2,912,559	89,375	3,098,474	4,371,555
Repayment of debenture	-	-	-	-	(1,469,425)
Net proceeds from issuance of shares and warrants		42,622,618		42,622,618	123,276,729
Issuance of common shares on exercise of options	11,232	546,108	11,232	768,358	2,516,246
Redemption of preferred shares	-	-	-	-	(2,630,372)
Purchase of shares for cancellation	-	-	-	-	(1,029,679)
	98,732	46,081,285	100,607	46,489,450	125,035,054
Investing activities:
Purchase of short-term deposits, net	(4,494,783)	(52,105,786)	15,576,688	(22,223,314)	(69,835,504)
Proceeds on sale of marketable securities					1,404,450
Additions to capital and intangible assets	(54,244)	(40,833)	(122,521)	(51,551)	(572,674)
	(4,549,027)	(52,146,619)	15,454,167	(22,274,865)	(69,003,728)
Increase (decrease) in cash and cash equivalents	(9,277,350)	(8,999,144)	8,451,684	10,615,475	(28,579,612)
Cash assumed on acquisitions	-	-	-	-	39,766,613
Cash and cash equivalents, beginning of period	20,464,351	20,300,992	2,735,317	686,373	-
Cash and cash equivalents, end of period	$11,187,001	$11,301,848	$11,187,001	$11,301,848	$11,187,001
Supplemental cash flow information:
Non-cash items:
Issuance of shares from escrow on Delex acquisition	$-	$-	$-	$1,464,284	$11,326,981
Issuance of common shares on Eximias acquisition	-	-	-	-	35,063,171
Issuance of common shares in exchange for licensed patents	-	-	-	100,000	100,000